RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-163632

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement

Subject to Completion:
Dated May 13, 2010

Pricing Supplement Dated June __, 2010 to the Product
Prospectus Supplement Dated April 9, 2010, Prospectus
Dated January 11, 2010, and Prospectus Supplement Dated
January 11, 2010

$ __________ Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer Royal Bank of Canada

Royal Bank of Canada is offering five (5) separate Reverse Convertible Notes (“RevCons”). Each RevCon offering is a separate offering of RevCons linked to one, and only one, Reference Stock named below. The RevCons offered are senior unsecured obligations of Royal Bank of Canada, will pay a coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this terms supplement, as set forth below.

The RevCons do not guarantee any return of principal at maturity. Any payments on the RevCons are subject to our credit risk.
Investing in the RevCons involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” beginning on page PS-3 of the product prospectus supplement dated April 9, 2010.

The RevCons will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Preliminary Terms for All Five RevCons:
Issuer:	Royal Bank of Canada	Listing:	None
Pricing Date:	June 4, 2010	Principal Amount:	$1,000 per RevCons
Issuance Date:	June 9, 2010	Coupon Payment:	Each coupon will be paid in equal monthly payments. (30/360)
Initial Share Price:	The closing price of the Reference Stock on the pricing date.	Final Share Price:	The closing price of the Reference Stock on the valuation date.
Payment at Maturity (if held to maturity):	For each $1,000 principal amount, $1,000 plus any accrued and unpaid interest at maturity unless:
(i) the Final Stock Price is less than the Initial Stock Price; and
(ii) on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Barrier Price.

If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount, in addition to accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.

Investors could lose some or all of their investment at maturity if there has been a decline in the trading price of the applicable Reference Stock.
Monitoring Period:	From the Pricing Date to the applicable Valuation Date.
Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Share Price, subject to adjustment as described in the product prospectus supplement

Specific Terms for Each RevCon:
No.	Reference Stock	Coupon Rate Range1	Barrier Price	Term	Cusip	Principal Amount	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada
2105	Citigroup Inc. (C)	17.00% to 20.50%	70.00%	3 Months	78008H3Y4	$[ ]	100%	$[ ] [ ]%	$[ ] [ ]%
2106	Halliburton Company (HAL)	16.50% to 19.50%	70.00%	3 Months	78008H3Z1	$[ ]	100%	$[ ] [ ]%	$[ ] [ ]%
2107	Freeport-McMoRan Copper & Gold, Inc. (FCX)	13.50% to 16.50%	70.00%	3 Months	78008H4A5	$[ ]	100%	$[ ] [ ]%	$[ ] [ ]%
2108	Wynn Resorts Limited (WYNN)	14.00% to 16.50%	65.00%	3 Months	78008H4B3	$[ ]	100%	$[ ] [ ]%	$[ ] [ ]%
2109	Lennar Corporation (LEN)	14.00% to 16.50%	60.00%	3 Months	78008H4C1	$[ ]	100%	$[ ] [ ]%	$[ ] [ ]%

1The actual coupon rate for each RevCons will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with the sale of the RevCons.
The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%.

(continued on the next page)
RBC Capital Markets Corporation

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

The price at which you purchase the RevCons includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the RevCons. As a result, you may experience an immediate and substantial decline in the market value of your RevCons on the Issue Date.

We may use this terms supplement in the initial sale of the RevCons. In addition, RBC Capital Markets Corporation or another of our affiliates may use this terms supplement in a market-making transaction in the RevCons after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets Corporation
P2

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:
This terms supplement relates to five (5) separate Reverse Convertible Notes (“RevCons”) offerings.  Each RevCon offering is a separate offering of Notes linked to one, and only one, Reference Stock.  All of the Notes offered by this terms supplement are collectively referred to as the “Notes”. The Notes have a term of three (3) months. If you wish to participate in more than one RevCon offering, you must separately purchase the applicable Notes.  The Notes offered by this terms supplement do not represent Notes linked to a basket of two or more of the Reference Stocks.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Medium-Term Notes, Series D

Pricing Date:	June 4, 2010

Issuance Date:	June 9, 2010

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Designated Currency:	U.S. Dollars

Coupon Rate:
The coupon rate payable on each RevCons will be within the range set forth on the cover page, the actual coupon rates will be determined on the Pricing Date and will be set for the in the final pricing supplement made available in connection with the sale of the RevCons.

Coupon Payment:	Each coupon will be paid in equal monthly payments. (30/360)

Coupon Payment Date(s):	The coupon will be paid on the 9th day of each month during the term of the Note, except for the final coupon, which will be paid on the applicable Maturity Date.

Valuation Date:	September 7, 2010

Maturity Date:	September 10, 2010

Reference Stocks:	As set forth on the cover page.

Term:	As set forth on the cover page.

Initial Share Price:	The closing price of the Reference Stock on the Pricing Date.

Final Share Price:	The closing price of the Reference Stock on the Valuation Date.

RBC Capital Markets Corporation
P3

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

Payment at Maturity (if held to maturity):	For each $1,000 principal amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity unless:

(i) the Final Stock Price is less than the Initial Stock Price; and

(ii) on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Barrier Price.

If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.  If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.

Investors in the Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the applicable Reference Stock.

Monitoring Period:	From and excluding the Pricing Date to and including the applicable Valuation Date.

Monitoring Method:	Close of Trading Day

Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Share Price, subject to adjustment as described in the product prospectus supplement.  If this number is not a round number, then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Calculation Agent:	RBC Capital Markets Corporation

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date.  The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

Listing:	None

Settlement:	DTC global notes

Terms Incorporated In the Master Note
All of the terms appearing above the item captioned “Secondary Market” on the cover page of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

RBC Capital Markets Corporation
P4

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 11, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 11, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement dated April 9, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910001025/s48101424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product supplement, and prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that Royal Bank of Canada has filed with the SEC for more complete information about Royal Bank of Canada and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus, the prospectus supplement and the prospectus if you so request by calling toll-free 866-609-6009.

RBC Capital Markets Corporation
P5

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The examples set forth below are provided for illustration purposes only.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of any Reference Stock.  The hypothetical terms do not represent the terms of an actual Note and do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the actual performance of any Reference Stock.

The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), assuming an Initial Share Price of $100, a Barrier Price of 70% and an initial investment of $1,000. Hypothetical Final Share Prices are shown in the first column on the left.  For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Share Price and no market disruption events. The second column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock does not fall below the Barrier Price at any time during the Monitoring Period. The third column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock does fall below the Barrier Price during the Monitoring Period.  The fourth column shows the Physical Delivery Amount as a number of shares of the Reference Stock. The fifth column shows the Cash Delivery Amount, should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

Hypothetical Final Share Price	If the closing market price of the Reference Stock does not fall below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	If the closing market price of the Reference Stock falls below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	Physical Delivery Amount as Number of Shares of the Reference Stock	Cash Delivery Amount
$200	100.00%	100.00%	n/a	n/a
$175	100.00%	100.00%	n/a	n/a
$150	100.00%	100.00%	n/a	n/a
$125	100.00%	100.00%	n/a	n/a
$100	100.00%	100.00%	n/a	n/a
$90	100.00%	Physical or Cash Delivery Amount	10	$900
$80	100.00%	Physical or Cash Delivery Amount	10	$800
$70	100.00%	Physical or Cash Delivery Amount	10	$700
$69.50	n/a	Physical or Cash Delivery Amount	10	$695
$60.00	n/a	Physical or Cash Delivery Amount	10	$600
$50.00	n/a	Physical or Cash Delivery Amount	10	$500
$25.00	n/a	Physical or Cash Delivery Amount	10	$250
$0.00	n/a	Physical or Cash Delivery Amount	10	$0.00

The Payments at Maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

RBC Capital Markets Corporation
P6

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond purchased, and an option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the applicable Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose some or a substantial value of their principal amount if there is a decline in the trading price of the Reference Stock between the pricing date and the valuation date. The rate of interest payable on the Notes, which will be payable for less than one year, may not be sufficient to compensate for any such loss.

•
Market Disruption Events and Adjustments —The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity — The price at which you purchase of the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

RBC Capital Markets Corporation
P7

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

•
RevCon 78008H3Y4 (C): [ ]% of each stated interest payment (between 17.00% and 20.50% in total) will be treated as an interest payment and [ ]% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

•
RevCon 78008H3Z1 (HAL): [ ]% of each stated interest payment (between 16.50% and 19.50% in total) will be treated as an interest payment and [ ]% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

•
RevCon 78008H4A5 (FCX): [ ]% of each stated interest payment (between 13.50% and 16.50% in total) will be treated as an interest payment and [ ]% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

•
RevCon 78008H4B3 (WYNN): [ ]% of each stated interest payment (between 14.00% and 16.50% in total) will be treated as an interest payment and [ ]% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

•
RevCon 78008H4C1 (LEN): [ ]% of each stated interest payment (between 14.00% and 16.50% in total) will be treated as an interest payment and [ ]% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated April 9, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to your Notes.

RBC Capital Markets Corporation
P8

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

INFORMATION REGARDING THE ISSUERS OF THE REFERENCE STOCKS

Each Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding each Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding each issuer of the Reference Stocks is derived from publicly available information.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

•
Citigroup Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The Company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

•
Halliburton Company serves oil and natural gas companies throughout the world and operates under two segments: the Completion and Production segment and the Drilling and Evaluation segment. It conducts business worldwide in approximately 70 countries. The business operations of its divisions are organized in four primary geographic regions: North America, Latin America, Europe/Africa/CIS and Middle East/Asia.

•
Freeport-McMoRan Copper & Gold Inc., through its subsidiary, is a copper, gold and molybdenum mining company. The Company primarily mines for copper and owns mining interests in Chile and Indonesia. Freeport-McMoRan Copper & Gold also, through a subsidiary, is involved in smelting and refining of copper concentrates.

•
Wynn Resorts Limited owns and operates luxury hotels and destination casino resorts in Las Vegas, Nevada and in Macau, China. The resorts feature guest rooms and suits, restaurants, golf courses, and on-site luxury automotive dealerships.

•
Lennar Corporation builds homes and provides financial services in seventeen states. The Company’s home building operations include the construction and sale of single-family attached and detached homes, multi-level residential buildings, as well as the purchase and sale of residential land directly, and through unconsolidated entities in which the Company has investments. The Company’s financial services segment provides mortgage financing, title insurance and closed services for both buyers of the Company’s homes and others.

RBC Capital Markets Corporation
P9

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

HISTORICAL INFORMATION

The following graphs set forth the recent historical performances of each of the Reference Stocks.  In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of each Reference Stock.  The information provided in each table is for the four calendar quarters of 2006, 2007, 2008, 2009, as well as for the first calendar quarter of 2010 and the period from April 1, 2010 to May 12, 2010.

We obtained the information regarding the historical performance of the Reference Stocks in the charts below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stocks should not be taken as an indication of future performance, and no assurance can be given as to the market prices of any Reference Stock on the applicable Valuation Date.  We cannot give you assurance that the performance of any Reference Stock will not result in the loss of all or part of your investment.

RBC Capital Markets Corporation
P10

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2006	3/31/2006	49.33	44.85	47.23
4/1/2006	6/30/2006	50.71	47.17	48.24
7/1/2006	9/29/2006	50.35	46.22	49.67
9/30/2006	12/29/2006	56.66	48.83	55.70

1/1/2007	3/30/2007	56.28	48.05	51.34
3/31/2007	6/29/2007	55.53	50.41	51.29
6/30/2007	9/28/2007	52.97	44.66	46.67
9/29/2007	12/31/2007	48.77	28.80	29.44

1/1/2008	3/31/2008	29.89	18.00	21.42
4/1/2008	6/30/2008	27.35	16.58	16.76
7/1/2008	9/30/2008	22.21	12.85	20.51
10/1/2008	12/31/2008	23.50	3.05	6.71

1/1/2009	3/31/2009	7.58	0.97	2.53
4/1/2009	6/30/2009	4.48	2.43	2.97
7/1/2009	9/30/2009	5.42	2.55	4.84
10/1/2009	12/31/2009	5.00	3.15	3.31

1/1/2010	3/31/2010	4.40	3.11	4.05
4/1/2010	5/12/2010	5.07	3.90	4.18

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation
P11

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2006	3/31/2006	41.19	31.35	36.51
4/1/2006	6/30/2006	41.98	33.94	37.11
7/1/2006	9/29/2006	37.93	27.36	28.45
9/30/2006	12/29/2006	34.30	26.33	31.05

1/1/2007	3/30/2007	32.72	28.12	31.74
3/31/2007	6/29/2007	37.18	30.99	34.50
6/30/2007	9/28/2007	39.17	30.81	38.40
9/29/2007	12/31/2007	41.93	34.43	37.91

1/1/2008	3/31/2008	39.98	30.01	39.33
4/1/2008	6/30/2008	53.97	38.56	53.07
7/1/2008	9/30/2008	55.38	29.00	32.39
10/1/2008	12/31/2008	31.97	12.80	18.18

1/1/2009	3/31/2009	21.47	14.68	15.47
4/1/2009	6/30/2009	24.76	14.82	20.70
7/1/2009	9/30/2009	28.58	18.11	27.12
10/1/2009	12/31/2009	32.00	25.50	30.09

1/1/2010	3/31/2010	34.87	27.71	30.13
4/1/2010	5/12/2010	35.22	26.70	29.09

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation
P12

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2006	3/31/2006	60.92	44.16	56.59
4/1/2006	6/30/2006	68.36	41.46	53.30
7/1/2006	9/29/2006	59.92	45.77	51.96
9/30/2006	12/29/2006	62.14	46.44	55.73

1/1/2007	3/30/2007	67.19	48.98	66.19
3/31/2007	6/29/2007	85.50	65.62	82.82
6/30/2007	9/28/2007	110.48	67.08	104.89
9/29/2007	12/31/2007	120.20	85.71	102.44

1/1/2008	3/31/2008	107.37	69.10	96.22
4/1/2008	6/30/2008	127.23	93.00	117.19
7/1/2008	9/30/2008	117.08	51.24	56.85
10/1/2008	12/31/2008	56.20	15.70	24.44

1/1/2009	3/31/2009	43.45	21.17	38.11
4/1/2009	6/30/2009	61.55	36.60	50.11
7/1/2009	9/30/2009	73.43	43.19	68.61
10/1/2009	12/31/2009	87.35	63.01	80.29

1/1/2010	3/31/2010	90.55	66.04	83.54
4/1/2010	5/12/2010	88.30	65.25	73.00

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation
P13

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2006	3/31/2006	66.24	44.11	64.64
4/1/2006	6/30/2006	67.45	54.56	61.65
7/1/2006	9/29/2006	66.32	51.16	57.20
9/30/2006	12/29/2006	88.44	55.95	84.31

1/1/2007	3/30/2007	102.95	80.01	85.22
3/31/2007	6/29/2007	97.00	76.84	80.57
6/30/2007	9/28/2007	151.63	79.43	141.54
9/29/2007	12/31/2007	158.24	104.05	105.58

1/1/2008	3/31/2008	117.49	85.61	94.76
4/1/2008	6/30/2008	109.74	73.14	76.60
7/1/2008	9/30/2008	112.74	65.23	76.87
10/1/2008	12/31/2008	78.80	26.56	39.79

1/1/2009	3/31/2009	52.16	13.65	18.80
4/1/2009	6/30/2009	47.80	18.38	33.24
7/1/2009	9/30/2009	70.52	27.35	66.75
10/1/2009	12/31/2009	67.70	48.72	58.23

1/1/2010	3/31/2010	77.95	59.70	75.83
4/1/2010	5/12/2010	93.99	71.00	85.78

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation
P14

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2006	3/31/2006	66.44	55.06	60.38
4/1/2006	6/30/2006	62.38	42.81	44.37
7/1/2006	9/29/2006	48.95	38.66	45.25
9/30/2006	12/29/2006	54.60	44.22	52.46

1/1/2007	3/30/2007	56.54	42.16	42.21
3/31/2007	6/29/2007	47.41	36.38	36.56
6/30/2007	9/28/2007	37.40	21.60	22.65
9/29/2007	12/31/2007	26.47	14.00	17.89

1/1/2008	3/31/2008	21.64	12.07	18.81
4/1/2008	6/30/2008	22.73	12.07	12.34
7/1/2008	9/30/2008	16.90	9.33	15.19
10/1/2008	12/31/2008	15.51	3.42	8.67

1/1/2009	3/31/2009	11.56	5.55	7.51
4/1/2009	6/30/2009	10.94	7.02	9.69
7/1/2009	9/30/2009	17.66	7.98	14.25
10/1/2009	12/31/2009	15.48	11.57	12.77

1/1/2010	3/31/2010	18.93	12.66	17.21
4/1/2010	5/12/2010	21.79	16.78	19.46

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation
P15

Reverse Convertible Notes Each Linked to the Common Stock of a Single Reference Stock Issuer

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about June 9, 2010, which is the third business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement.

RBC Capital Markets Corporation
P-16